UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (+562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Sociedad Química y Minera de Chile S.A. (“SQM” or the “Company”) is incorporating by reference the information and exhibits set forth in this Report on Form 6-K into the Company’s registration statement on Form F-3 (Registration No. 333-254538) filed on March 19, 2021.

Other Events

On April 24, 2023, the Company issued technical report summaries for each of the Salar de Atacama property, the Pampa Orcoma property and the Nueva Victoria property (the “Technical Report Summaries”). The Technical Report Summaries are filed as Exhibits 96.1, 96.2, and 96.3, respectively, to this Report on Form 6-K and incorporated herein by reference.

Exhibits

23.1	Consent of Andrés Fock, SQM, regarding the Salar de Atacama property Technical Report Summary
23.2	Consent of Rodrigo Riquelme Tapia, GeoInnova regarding the Salar de Atacama property Technical Report Summary
23.3	Consent of Gino Slanzi, Inprotec SpA., regarding the Salar de Atacama property Technical Report Summary
23.4	Consent of Marta Aguilera, regarding the Nueva Victoria property Technical Report Summary
23.5	Consent of Marco Lema, SQM, regarding the Nueva Victoria property Technical Report Summary
23.6	Consent of Gino Slanzi, Inprotec SpA., regarding the Nueva Victoria property Technical Report Summary
23.7	Consent of Marta Aguilera, regarding the Pampa Orcoma property Technical Report Summary
23.8	Consent of Marco Lema, SQM, regarding the Pampa Orcoma property Technical Report Summary
23.9	Consent of Gino Slanzi, Inprotec SpA, regarding the Pampa Orcoma property Technical Report Summary
96.1	Technical Report Summary regarding the Salar de Atacama property, prepared by SQM, dated April 24, 2023
96.2	Technical Report Summary regarding the Nueva Victoria property, prepared by SQM., dated April 24, 2023
96.3	Technical Report Summary regarding the Pampa Orcoma property, prepared by SQM., dated April 24, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUÍMICA Y MINERA DE CHILE S.A.
(CHEMICAL AND MINING COMPANY OF CHILE INC.)
(Registrant)

Date: April 24, 2023	By: /s/ Gerardo Illanes
Gerardo Illanes
CFO